UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for December, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | DEALINGS IN SECURITIES BY PRESCRIBED
OFFICERS OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY PRESCRIBED OFFICERS OF SASOL AND DIRECTORS OF
MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (“Listings
Requirements”), Sasol hereby announces that prescribed officers of Sasol, and directors of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive (“LTI”) Plan (“Plan”), been issued shares in terms of previously accepted LTI awards as follows:
•   2015 award (balance vested) at the achievement of corporate performance targets of 47%
(GEC) and 68,2% (SVP and lower) respectively, which were achieved over the performance period 2015 - 2018. The balance of 50% of these vested shares were subject to a 2-year retention period from 2018 - 2020.
•   2017 (50% of the vested award): at the achievement of corporate performance targets of 26%
(GEC) and 56% (SVP and lower) respectively, which were achieved over the performance period 2017 - 2020. The balance of these shares (after application of the performance targets), will vest in 2022 subject to the rules of the Plan.

Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.
Vesting date:
6 October 2020
Class of shares:
Sasol American Depositary Receipts (ADR) each representing one
Sasol ordinary share
Initial issue price per right:
USD0,00
Nature of Transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of shares
Price per
share
(USD)
Total value of
the
transaction
(USD)
Griffith, B V
Prescribed Officer
Director
Sasol Limited
Sasol (USA) Corporation
3 056
7,42
22 675,52
Harris, J R
Prescribed Officer
Sasol Limited
1 466
7,42
10 877,72
Thomas, M S
Director
Sasol (USA) Corporation
Sasol Chemicals (USA)
LLC
2 724
7,42
20 212,08

Vesting date:
6 October 2020
Transaction date:
27 November 2020
Class of shares:
Sasol American Depositary Receipts (ADR) each representing one
Sasol ordinary share
Initial issue price per right:
USD0,00
Nature of Transaction:
Sale of vested shares on-market to cover the tax liability on the vested shares
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Average
Selling
Price per
share*
(USD)
Total value of
the
transaction
(USD)
Harris, J R Prescribed Officer Sasol Limited 1 410 8,59 12 111,90
Thomas, M S Director
Sasol (USA) Corporation
Sasol Chemicals (USA)
LLC
2 367 8,59 20 332,53
*
Average selling price per share is based on transactions effected by the Company on 27 November 2020. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.
The highest and lowest prices, as well as VWAP price for the day of trading are as follows:
Date
Highest
price
Lowest price
Volume Weighted Average
Price
27 November 2020 8,72 8,37 8,59
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

30 November 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 December 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Group Company Secretary